Exhibit 19.1
Insider Trading Policy
All Employees of HF Sinclair Corporation
This Insider Trading Policy (this “Policy”) provides guidelines for your transactions in the stock and other securities of HF Sinclair Corporation (“HF Sinclair”) and the use of any confidential information that comes into your possession about HF Sinclair and its subsidiaries. HF Sinclair is referred to in this Policy as the “Company.”

PLEASE READ THIS POLICY CAREFULLY. NO OTHER POLICY, VERBAL OR WRITTEN,
SUPERSEDES THE GUIDANCE CONTAINED HEREIN. IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT THE COMPANY’S GENERAL COUNSEL OR HIS/HER DESIGNEE. THIS DOCUMENT STATES A POLICY OF HF SINCLAIR AND IS NOT INTENDED TO BE REGARDED AS LEGAL ADVICE.

COVERED PERSONS
This Policy applies to all employees of HF Sinclair. If you are subject to this Policy, it also applies to entities (such as corporations, limited partnerships and trusts) which you control.
You are responsible for ensuring compliance with this Policy by anyone living in your household, your family members who do not live in your household but whose transactions in the Company’s securities are subject to your influence or control, and by entities over which you have control, directly or indirectly.
PROHIBITION AGAINST INSIDER TRADING
This Policy prohibits you from transacting in the Company’s securities (the “Securities”) while you are in possession of material, nonpublic information regarding the Company. This Policy also prohibits communicating or tipping of material nonpublic information to any third party. You are required as a condition of your continued employment to refrain from disclosing material nonpublic information regarding the Company or trading or otherwise transacting in Securities while this information remains nonpublic. Material nonpublic information must not be disclosed to anyone, except the persons within the Company or certain third party agents of the Company (such as investment banking advisors or outside legal counsel) whose positions require them to know it, until such information has been publicly released by the Company. No person may place a purchase or sell order or recommend that another person place a purchase or sell order in the Securities (including initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts) when he or she has knowledge of material information concerning the Company that has not been disclosed to the public.
During the course of your employment with the Company, you may become aware of nonpublic information regarding the Company that an investor would find material in deciding to buy, hold or sell Securities. Examples of information that could be considered “material” include:
•revenues or other financial information;
•a pending or prospective merger, acquisition or tender offer;

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Exhibit 19.1
•a proposed public or private offering of securities by HF Sinclair;
•the sale of significant assets or a significant subsidiary;
•litigation matters; or
•changes in senior management.
Information is “nonpublic” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. Generally, information will not be considered publicly disclosed unless it has appeared in a Company press release or filing with the Securities and Exchange Commission (the “SEC”) and, in the case of newly disclosed information, after there has been sufficient time for the information to be absorbed by the public. In general, this Policy requires you to wait one full trading day following the day of the public disclosure of material information before trading. Depending on the particular circumstances, the Company (through its General Counsel) may determine that a longer or shorter period should apply to the release of material nonpublic information.
Please note that this Policy applies to all transactions involving Securities, including (1) any trades of the Securities that you might direct for any employee benefit plan account, (2) the sale of any of the Securities you may acquire through the exercise of options, (3) any trades of options or other derivative securities that are not issued by the Company, (4) initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts and (5) gifts, pledges and estate planning transactions.
If you have questions about whether information would be viewed as material, whether information has been publicly disclosed or whether a transaction is permitted under this Policy, you should contact the General Counsel or his/her designee.
PENALTIES FOR VIOLATIONS OF RULES
Please note that there are both criminal and civil penalties for violations of these trading rules. If you are found liable for insider trading, you could face penalties of up to three times the profit gained or loss avoided, a criminal fine of up to $5 million and up to 20 years in prison. You may also incur liability as a result of disclosing material nonpublic information to another person, even though you received no monetary benefit.
Violation of this Policy may constitute grounds for disciplinary action, including dismissal.
If you have any questions regarding this Policy, please contact the General Counsel or his/her designee.
PROHIBITED TRANSACTIONS
•Transactions in Publicly Traded Options. Transactions in puts, calls or other derivative securities relating to the Securities are prohibited by this Policy.
•Hedging Transactions. No hedging transactions are permitted. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the purchase of financial instruments (such as prepaid variable forward contracts, equity swaps, collars, and exchange funds) or other transactions that are designed to hedge or offset any decrease in the market value of the Securities. You and your designees (such as entities or

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Exhibit 19.1
individuals acting on your behalf) are prohibited from engaging in any such transactions with respect to the Securities or any derivatives thereof.
•Margin Accounts and Pledged Securities. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in the Securities, you are prohibited from holding Securities in a margin account or otherwise pledging Securities as collateral for a loan.
•Standing and Limit Orders. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director or employee has material nonpublic information. You are prohibited from placing standing or limit orders on the Securities (a) that have a duration in excess of five trading days (other than when such orders are made pursuant to a plan for trading in the Securities that meets certain conditions specified in Rule 10b5-1 as currently adopted or amended by the SEC and any other restrictions applicable to the trading of the Securities) and (b) which are not immediately revocable.
POST-TERMINATION TRANSACTIONS
•This Policy continues to apply even after your services for the Company have terminated if you are aware of material nonpublic information at that time. If you are aware of material nonpublic information when your services for the Company have terminated, you may not transact in Securities until that information has become public or is no longer material.

Adopted February 12, 2025